Exhibit 99.1

LEGEND BIOTECH CORPORATION

77 Corporate Drive

Bridgewater, New Jersey 08807

PROXY STATEMENT

General

The board of directors of Legend Biotech Corporation (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on September 24, 2026 at 9:00 a.m. (local time) (the “AGM”). The AGM will be held at the offices of the Company located at 77 Corporate Drive, Bridgewater, New Jersey 08807, USA. Unless otherwise specified, all times and dates referenced in this Proxy Statement are in the U.S. Eastern time zone.

This Proxy Statement can be accessed, free of charge, on the Investor section of the Company’s website at www.legendbiotech.com from August 18, 2026, and the Proxy Form will first be mailed to holders of ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) of the Company on or about August 18, 2026.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person signing such proxy by attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on August 17, 2026 (the “Record Date”) are entitled to vote at the AGM. Our Ordinary Shares, that underlie American depositary shares (“ADSs”) are included for purposes of this determination. As of August 17, 2026, 388,976,826 Ordinary Shares of the Company were outstanding, including approximately 184,208,310 Ordinary Shares represented by ADSs and held by JPMorgan Chase Bank, N.A. Each ADS represents two Ordinary Shares. Two holders of Ordinary Shares being not less than an aggregate of fifty percent (50%) of all votes attaching to all Ordinary Shares in issue and entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, will constitute a quorum for all purposes.

Voting and Solicitation

Each Ordinary Share in issue on the Record Date is entitled to one vote. A resolution put to the vote at the AGM will be decided by poll. Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners. For each of Proposals 1 to 8 presented below, approval of the proposal requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the AGM, or at any adjournment thereof.

Abstentions by holders of Ordinary Shares are included in the determination of the number of Ordinary Shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to mail to all the registered American Depository Receipt (“ADR”) holders this proxy statement, the accompanying notice of AGM and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares underlying the ADSs, evidenced by ADRs related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Ordinary Shares at the AGM.

There is no guarantee that ADR holders or any such holder in particular will receive the notice described above with sufficient time to enable such ADR holder to return any voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

PROPOSAL 1:

RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

The board of directors proposes to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025.

PROPOSAL 2:

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR OF THE COMPANY

The audit committee has approved the re-appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2026 and seeks ratification of this decision by the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL 3:

RE-ELECTION OF MR. ROBIN MENG AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class III directors shall expire after a full term of three (3) years and Class III directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class III directors consist of Robin Meng, Corazon D. Sanders, Li Mao, and Peter Salovey, and their term will expire at the AGM.

The board proposes to re-elect Robin Meng to serve as a Class III director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF ROBIN MENG AS A DIRECTOR OF THE COMPANY.

PROPOSAL 4:

RE-ELECTION OF Dr. Corazon D. Sanders AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class III directors shall expire after a full term of three (3) years and Class III directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class III directors consist of Robin Meng, Corazon D. Sanders, Li Mao, and Peter Salovey, and their term will expire at the AGM.

The board proposes to re-elect Dr. Corazon D. Sanders to serve as a Class III director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. Corazon D. Sanders AS A DIRECTOR OF THE COMPANY.

PROPOSAL 5:

RE-ELECTION OF Dr. Li Mao AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class III directors shall expire after a full term of three (3) years and Class III directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class III directors consist of Robin Meng, Corazon D. Sanders, Li Mao, and Peter Salovey, and their term will expire at the AGM.

The board proposes to re-elect Dr. Li Mao to serve as a Class III director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. Li Mao AS A DIRECTOR OF THE COMPANY.

PROPOSAL 6:

RE-ELECTION OF DR. Peter Salovey AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class III directors shall expire after a full term of three (3) years and Class III directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class III directors consist of Robin Meng, Corazon D. Sanders, Li Mao, and Peter Salovey, and their term will expire at the AGM.

The board proposes to re-elect Dr. Peter Salovey to serve as a Class III director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. Peter Salovey AS A DIRECTOR OF THE COMPANY.

PROPOSAL 7:

APPROVAL OF AMENDMENT AND RESTATEMENT OF THE 2020 RESTRICTED SHARES PLAN (“RSU PLAN”) TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE BY 19,100,000 ORDINARY SHARES

Amendment and Restatement of the RSU Plan

Our Compensation Committee recommended that the Board approve an amendment and restatement of the RSU Plan on March 4, 2026, and our Board approved an amendment and restatement of the RSU Plan on May 7, 2026, subject to approval by our shareholders. Throughout this Proxy Statement, we refer to the RSU Plan, as amended and restated by our Board on May 7, 2026, and by our Compensation Committee on March 4, 2026, as the “Amended RSU Plan.”

In this Proposal No. 7, we are seeking shareholder approval of the Amended RSU Plan to increase the aggregate number of our Ordinary Shares that may be issued under the Amended RSU Plan by 19,100,000 Ordinary Shares, subject to adjustment for certain changes in our capitalization.

If this Proposal No. 7 is approved by our shareholders, the Amended RSU Plan will become effective as of the date of the AGM. In the event that our shareholders do not approve this Proposal No. 7, the Amended RSU Plan will not become effective and the RSU Plan will continue to be effective in accordance with its terms.

Why You Should Vote to Approve the Amended RSU Plan

We are asking our shareholders to approve the Amended RSU Plan to increase the number of the Company’s Ordinary Shares available for issuance under the Amended RSU Plan by 19,100,000 Ordinary Shares. We are proposing the increase in the number of Ordinary Shares available under the Amended RSU Plan to enable us to continue offering effective equity compensation to our employees, non-employee directors and consultants and to take advantage of the significant motivation and retention benefits provided by equity compensation. Our Board, based on recommendation from the Compensation Committee, unanimously approved the proposed Amended RSU Plan on May 7, 2026, subject to shareholder approval at the AGM. If approved by the shareholders, the Amended RSU Plan will become effective as of the date of the AGM.

We do not view the 5,257,658 Ordinary Shares remaining available for grant under the RSU Plan as of June 30, 2026, as sufficient to allow us to execute our near-term plans, and the proposed increase in the share reserve under the Amended RSU Plan is expected to provide sufficient Ordinary Shares available for approximately the next 2 to 4 years as we continue to scale the business. We are not able to provide a public forecast as to the level of total Ordinary Shares outstanding and utilization of equity awards as a result of the unpredictability of the underlying assumptions and estimates. In particular, our actual usage of plan shares for employee awards under the RSU Plan will be impacted by changes in the number and level of our employees, the type of equity awards we grant, our potential growth and activities, the financial impact of grants and financing activities, as well as other factors, such as industry performance and general business, economic, regulatory, market and financial conditions. These general factors and ones specific to our business are difficult to predict, many are beyond our control and some or all could combine to change the expected life of the plan request.

The current authorization for equity compensation awards under the RSU Plan is for 26,000,000 Ordinary Shares. If approved by our shareholders, this will increase by 19,100,000 Ordinary Shares, for a total share reserve under the Amended RSU Plan of 45,100,000 Ordinary Shares.

In determining the amount of the increase contemplated by the Amended RSU Plan, the Board has taken into consideration the analysis conducted by our compensation consultant, Aon Consulting, Inc., which looked to manage annual share spend, total overhang levels and competitive market grant practices in an appropriate manner.

The proposed reservation of an additional 19,100,000 Ordinary Shares under the Amended RSU Plan is most appropriately considered as four point nine percent (4.9%) of total Ordinary Shares outstanding as of the record date.

Another factor considered is our anticipated “burn rate” for issuances of new awards under the Amended and RSU Plan over the next 2 to 4 years, which is defined generally as (a) shares subject to restricted share units and other awards granted in the year, divided by (b) weighted-average Ordinary Shares outstanding for the applicable year. Taking into account our hiring plans over that period, which we expect to be higher given a planned increase in headcount and scaling of operations, we believe that our burn rate will be in the range of two to three percent (2.0 – 3.0%) if awards are granted as restricted share units (“RSUs”). The Board believes that such a burn rate is a reasonable burn rate.

As of June 30, 2026, only 5,257,658 Ordinary Shares remained available for grant of future equity awards under the Amended RSU Plan. We believe that the additional 19,100,000 reserved Ordinary Shares will be sufficient to provide an adequate number of awards to the new employees that the Company intends to hire in order to build out its team as discussed above, as well as to provide additional incentive awards to the Company’s current employees, consistent with the market for their services, over that period of time. This increase will improve the Company’s ability to grant equity awards that are competitive with the levels of equity compensation provided by the companies with which it competes to attract and retain talented executives and other key employees.

The Board recommends that the shareholders approve the Amended RSU Plan. If this Proposal No. 7 is approved by our shareholders, the Amended RSU Plan will become effective as of the date of the AGM. In the event that our shareholders do not approve this Proposal No. 7, the Amended RSU Plan will not become effective and the RSU Plan will continue to be effective in accordance with its terms.

Historic Use of Equity Awards and Outstanding Awards

Overhang

The following table provides certain additional information regarding our use of equity awards:

As June 30, 2026
Total number of Ordinary Shares subject to outstanding share options	3,102,092
Weighted-average exercise price of outstanding share options	$10.32
Weighted-average remaining term in years of outstanding share options	5.09
Total number of Ordinary Shares available for grant under the Company’s Share Option Scheme	3,831,312
Total number of Ordinary Shares subject to outstanding full value awards	12,533,517
Total number of Ordinary Shares available for grant under the RSU Plan	5,257,658
Total number of Ordinary Shares subject to outstanding equity awards	15,635,609
Per-share closing price of our American Depositary Receipts (with each American Depositary Receipt representing two Ordinary Shares) as reported on the Nasdaq Global Select Market	$28.88

Burn Rate

The following table provides detailed information regarding the activity related to the RSU Plan and the Company’s Share Option Scheme for fiscal year 2025:

For the Year Ended December 31, 2025
Total number of Ordinary Shares subject to restricted shares and restricted share units granted in 2025	4,521,004
Total number of Ordinary Shares subject to share option awards granted in 2025	15,000
Weighted-average number of Ordinary Shares outstanding in 2025	368,641,170
Burn Rate(1)	1.23%

(1)	Burn Rate is calculated as: (shares subject to share options granted + shares subject to full value awards granted)/weighted-average Ordinary Shares outstanding.

Note Regarding Forward-Looking Statements

We do not as a matter of course make public forecasts as to our utilization of equity awards due to the unpredictability of the underlying assumptions and estimates. The inclusion of the information set forth above should not be regarded as an indication or prediction of actual future outcomes, and the statements should not be relied upon as such. Neither we nor any other person makes any representation to any of our shareholders regarding actual outcomes compared to the information contained in the forward-looking statements set forth above. Although presented with some numerical specificity, these statements are not fact and reflect numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time this filing was prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to our business, all of which are difficult to predict and many of which are beyond the control of our management. The forecasts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. These statements involve risks and uncertainties that could cause actual outcomes to differ materially from those in the forward-looking statements, including our ability to attract and retain talent, achievement of performance metrics, if any, with respect to certain equity awards, the extent of option exercise activity, forfeiture rates, and other factors described in this Proposal No. 7.

Amended RSU Plan

On May 26, 2020, our shareholders approved the RSU Plan and on October 21, 2024, our shareholders approved an amendment and restatement of the RSU Plan, under which, subject to the approval of our Board, we may grant restricted shares and RSUs to eligible participants. The material terms of the RSU Plan are set forth below. The following description of the Amended RSU Plan is a summary only and is qualified in its entirety by reference to the complete text of the Amended RSU Plan. Shareholders are urged to read the actual text of the Amended RSU Plan in its entirety, which is attached to this Proxy Statement as Appendix A.

The RSU Plan provides for the grant of restricted shares and RSUs (referred to as awards). Awards may be granted to our employees, consultants and directors, as well as to employees, consultants and directors of our affiliates and such affiliates’ subsidiaries, subject to applicable law.

The Amended RSU Plan does not contain an annual “evergreen” provision. The Amended RSU Plan authorizes a fixed number of shares, so that shareholder approval is required to issue any additional shares, allowing our shareholders to have direct input on our equity compensation program. The maximum aggregate number of Ordinary Shares that may be issued pursuant to all awards granted under the RSU Plan is 45,100,000 (assuming shareholders approve the Amended RSU Plan set forth in Proposal No. 7 herein). As of June 30, 2026, RSUs covering 12,533,517 Ordinary Shares were outstanding, and 5,257,658 Ordinary Shares remained available for future grant under the RSU Plan (excluding the proposed additional 19,100,000 Ordinary Shares to be added to the plan set forth in Proposal No. 7 herein).

Administration. Our Board or the Compensation Committee thereof (the administrator) administers our RSU Scheme and has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to the award, and when the award will vest), to accelerate the time at which an award may vest, and to construe and interpret the terms of our RSU Scheme and awards granted thereunder.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a share subdivision or consolidation, appropriate adjustments will be made to the aggregate number and type of shares that may be issued; the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and the grant or exercise price per share for any outstanding awards.

Amendment or Termination. The administrator may terminate, amend or modify the Amended RSU Plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the Company must obtain shareholder approval of any amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the Amended RSU Plan that (i) increases the number of shares available under the Amended RSU Plan, (ii) permits the Compensation Committee to extend the term of the Amended RSU Plan, or (iii) results in a material increase in benefits or a change in eligibility requirements. Generally, no termination, amendment, or modification of the Amended RSU Plan may adversely affect in any material way any award previously granted pursuant to the Amended RSU Plan without the prior written consent of the participant.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to participants and us with respect to participation in the Amended RSU Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of shares acquired under the Amended RSU Plan. The Amended RSU Plan is not qualified under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness and the satisfaction of our tax reporting obligations.

Restricted Share Awards

Generally, the recipient of a restricted share award will recognize ordinary income at the time the shares are received equal to the excess, if any, of the fair market value of the shares received over any amount paid by the recipient in exchange for the shares. If, however, the shares are not vested when they are received (for example, if the employee is required to work for a period of time in order to have the right to sell the shares), the recipient generally will not recognize income until the shares become vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date they become vested over any amount paid by the recipient in exchange for the shares. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the restricted share award, to recognize ordinary income, as of the date the recipient receives the restricted share award, equal to the excess, if any, of the fair market value of the shares on the date the restricted share award is granted over any amount paid by the recipient for the shares.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted share award will be the amount paid for such shares plus any ordinary income recognized either when the shares are received or when the shares become vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted shares award.

RSU Awards

Generally, the recipient of a RSU award structured to comply with the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the shares are delivered equal to the excess, if any, of the fair market value of the shares received over any amount paid by the recipient in exchange for the shares. To comply with the requirements of Section 409A of the Code, the shares subject to a RSU award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the RSU award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Code (including delivery upon achievement of a performance goal), in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a RSU award will be the amount paid for such shares plus any ordinary income recognized when the shares are delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the RSU award.

Section 162(m) Limitations

Under Section 162(m) of the Code, compensation paid to any publicly held corporation’s “covered employees” that exceeds $1 million per taxable year for any covered employee is generally non-deductible. Awards granted under the Amended RSU Plan will be subject to the deduction limit under Section 162(m) of the Code and will not be eligible to qualify for the performance-based compensation exception under Section 162(m) of the Code pursuant to the transition relief provided by the Tax Cuts and Jobs Act.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

Non-Employee Director Compensation Policy

Our Board has adopted a non-employee director compensation policy, pursuant to which each of our directors who is not an employee of our Company or affiliated with an entity that beneficially owns 5% or more of our outstanding Ordinary Shares, which are Dr. Ji, Dr. Sanders, Dr. Casey, Mr. Heyman, Dr. Mao, Dr. Salovey, Mr. Meng and Mr. Kung is eligible to receive compensation for service on our Board and committees of our Board. Each eligible director receives an annual cash retainer of $75,000 for serving on our Board. The Chair of the Audit Committee and the Lead Independent Director each receive an additional $25,000 each year. The Chair of the Compensation Committee receives an additional $20,000 each year. All annual cash compensation amounts are payable in equal quarterly installments in advance within the first 30 days of each quarter in which the service will occur.

Each new eligible director who joins our Board will be granted a RSU award for a number of ordinary shares equal to $350,000 divided by one half of the closing price of our ADSs on the date of grant (the “Grant Date Price”).

Additionally, on the date of each annual general shareholders meeting in the calendar year after the date of an eligible director’s initial appointment to the Board, each eligible director who continues to serve as a director following the meeting will be granted an RSU award for a number of Ordinary Shares equal to $200,000 divided by the Grant Date Price. The Chair of the Audit Committee of the Board, the Lead Independent Director and the Chair of the Compensation Committee of the Board each receives an additional RSU award for a number of Ordinary Shares equal to $70,000 divided by the Grant Date Price. The RSU awards granted pursuant to our non-employee director compensation policy will vest one-third on the first anniversary of the date of grant and the remaining shares vest in eight equal quarterly installments thereafter, subject to continued service as a director through the applicable vesting date.

Plan Benefits under Amended RSU Plan

The following table sets forth, for each of the individuals and various groups indicated, the total number of Ordinary Shares subject to RSU awards that have been granted under the RSU Plan as of June 30, 2026:

Number of Shares
Alan Bash
Interim Chief Executive Officer	269,026
Carlos Santos Garcia
Chief Financial Officer	170,948
All current executive officers as a group	439,974
All current directors as a group	345,816
All current employees, including all current officers who are not executive officers, as a group	14,519,088

Registration with the Securities and Exchange Commission

We filed a Registration Statement on Form S-8 with the Securities and Exchange Commission (the “Commission”) for the purpose of registering Ordinary Shares under the RSU Plan pursuant to the Securities Act of 1933 (the “Securities Act”) and intend to file a Registration Statement on Form S-8 with the Commission as soon as practicable to register additional Ordinary Shares under the Amended RSU Plan, subject to the approval of the Amended RSU Plan by our shareholders at the AGM.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE RSU PLAN.

PROPOSAL 8:

AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Fangliang Zhang
Fangliang Zhang
Chairman of the Board of Directors
Dated: August 18, 2026

Appendix A

LEGEND BIOTECH CORPORATION

2020 RESTRICTED SHARES PLAN AS AMENDED AND RESTATED

ARTICLE 1

PURPOSE

The purpose of the Legend Biotech Corporation 2020 Restricted Shares Plan as amended and restated (the “Plan”) is to promote the success and enhance the value of Legend Biotech Corporation, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan, they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1    “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.2    “Award” means a Restricted Share or Restricted Share Unit award granted to a Participant pursuant to the Plan.

2.3    “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4    “Board” means the Board of Directors of the Company.

2.5    “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.6    “Committee” means the Board or a committee of the Board described in Article 9.

2.7    “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.8    “Corporate Transaction”, unless otherwise defined in an Award Agreement, means any of the following transactions, provided, however, that the Committee shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a)    an amalgamation, arrangement or consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (ii) following which the holders of the voting securities of the Company do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity;

(b)    the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c)    the complete liquidation or dissolution of the Company;

(d)    any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Company’s equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(e)    acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction.

2.9    “Disability”, unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the long-term disability insurance program, as it may be amended from time to time, of the Service Recipient to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant has been rendered permanently unable to carry out the responsibilities and functions of any position in the Company by reason of any medically determinable physical or mental impairment as documented by a hospital facility. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.10    “Effective Date” shall have the meaning set forth in Section 10.1.

2.11    “Employee” means any person, including an officer or a member of the board of directors of the Company or any Parent or Subsidiary of the Company, who is in the employment of a Service Recipient, subject to the control and direction of the Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Service Recipient shall not be sufficient to constitute “employment” by the Service Recipient.

2.12    “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.13    “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a)    If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, The New York Stock Exchange and The Nasdaq Stock Market, the Fair Market Value of a Share shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b)    If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, the Fair Market Value of a Share shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)    In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company’s business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company’s business operations and the general economic and market conditions since such transactions, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value and relevant.

2.14    “Independent Director” means (i) before the Shares or other securities representing the Shares are listed on a stock exchange, a member of the Board who is a Non-Employee Director; and (ii) after the Shares or other securities representing the Shares are listed on a stock exchange, a member of the Board who meets the independence standards under the applicable corporate governance rules of the stock exchange.

2.15    “Market Standoff Period” means the 180-day period (or such longer period as may be agreed to in writing by the Company) following the effective date of a registration statement of the Company filed under the Securities Act in connection with any initial public offering of Shares.

2.16    “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.17    “Participant” means a person who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.18    “Parent” means a parent corporation under Section 424(e) of the Code.

2.19    “Plan” means this Legend Biotech Corporation 2020 Restricted Shares Plan, as it may be amended from time to time.

2.20    “Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly, but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

2.21    “Restricted Share” means a Share awarded to a Participant pursuant to Article 5 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.22    “Restricted Share Unit” means the right granted to a Participant pursuant to Article 6 to receive a Share at a future date.

2.23    “Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.24    “Service Recipient” means the Company, any Parent or Subsidiary of the Company and any Related Entity to which a Participant provides services as an Employee, a Consultant or a Director.

2.25    “Share” means ordinary shares in the capital of the Company, and such other securities of the Company that may be substituted for Shares pursuant to Article 8.

2.26    “Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.

2.27    “Trading Date” means the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission under the Securities Act.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1    Number of Shares.

(a)    Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares, which may be issued pursuant to all Awards granted under the Plan, shall be equal to 45,100,000 Shares.

(b)    To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the vesting of any Award under the Plan, in payment of the purchase price thereof or tax withholding thereon, may again be granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be granted or awarded hereunder, subject to the limitations of Section 3.1(a).

3.2    Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury shares (subject to Applicable Laws) or Shares purchased on the open market. Additionally, in the discretion of the Committee, American Depositary Shares in an amount equal to the number of Shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Shares in settlement of any Award. If the number of Shares represented by an American Depositary Share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of American Depositary Shares in lieu of Shares.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1    Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and all members of the Board, as determined by the Committee.

4.2    Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

4.3    Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

4.4    Grant of Awards. No Award shall be granted to Participants:

(a)    where the Company has, or reasonably believes there is, material non-public information or inside information that must be disclosed under the applicable laws and regulations, until such information has been published on website of the Company and the relevant stock exchange; or

(b)    within any black-out period or equivalent period of time restricting and/or prohibiting the dealing of Shares by Participants before the publication of financial statements of the Company as provided in the rules of the applicable stock exchange; or

(c)    in any other circumstances where dealings by Participants (including directors of any member of the Group) are prohibited under any applicable law or regulation or where the requisite approval from any applicable regulatory authorities has not been granted.

ARTICLE 5

RESTRICTED SHARES

5.1    Grant of Restricted Shares. The Committee, at any time and from time to time, may grant Restricted Shares to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Shares to be granted to each Participant.

5.2    Restricted Shares Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the period of restriction, the number of Restricted Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

5.3    Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

5.4    Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of termination resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

5.5    Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

5.6    Removal of Restrictions. Except as otherwise provided in this Article 5 Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 5.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

ARTICLE 6

RESTRICTED SHARE UNITS

6.1    Grant of Restricted Share Units. The Committee, at any time and from time to time, may grant Restricted Share Units to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Participant.

6.2    Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

6.3    Performance Objectives and Other Terms. The Committee, in its discretion, may set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Restricted Share Units that will be paid out to the Participants.

6.4    Form and Timing of Payment of Restricted Share Units. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, in Shares or in a combination thereof.

6.5    Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of termination resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

ARTICLE 7

PROVISIONS APPLICABLE TO AWARDS

7.1    Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

7.2    No Transferability; Limited Exception to Transfer Restrictions.

7.2.1    Limits on Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 7.2, by Applicable Laws and by the Award Agreement, as the same may be amended:

(a)     all Awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

(b)     Awards will be exercised only by the Participant; and

(c)     amounts payable or Shares issuable pursuant to an Award will be delivered only to (or for the account of), and, in the case of Shares, registered in the name of, the Participant.

In addition, the Shares shall be subject to the restrictions set forth in the applicable Award Agreement.

7.2.2    Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 7.2.1 will not apply to:

(a)    transfers to the Company or a Subsidiary;

(b)    transfers by gift to “immediate family” as that term is defined in SEC Rule 16a-1(e) promulgated under the Exchange Act;

(c)    the designation of a beneficiary to receive benefits if the Participant dies or, if the Participant has died, transfers to or exercises by the Participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;

(d)    if the Participant has suffered a Disability, permitted transfers or exercises on behalf of the Participant by the Participant’s duly authorized legal representative; or

(e)    transfer to one or more natural persons who are the Participant’s family members or entities owned and controlled by the Participant and/or the Participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the Participant and/or the Participant’s family members, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any such permitted transfer is subject to the conditions that (i) the Committee receives evidence that the transfer is being made for estate and/or tax planning purposes and on a basis consistent with the Company’s lawful issue of securities and (ii) the Committee has not in its absolute discretion determined that such evidence is insufficient or otherwise unsatisfactory.

Notwithstanding anything else in this Section 7.2.2 to the contrary, but subject to compliance with all Applicable Laws, Restricted Shares and Restricted Share Units will be subject to any and all transfer restrictions under the Code applicable to such Awards or necessary to maintain the intended tax consequences of such Awards. Notwithstanding clause (b) above but subject to compliance with all Applicable Laws, any contemplated transfer by gift to “immediate family” as referenced in clause (b) above is subject to the condition precedent that the transfer be approved by the Committee in order for it to be effective.

7.3    Beneficiaries. Notwithstanding Section 7.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

7.4    Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded.

All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee. The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of the Plan or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

7.5    Paperless Administration. Subject to Applicable Laws, the Committee may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

7.6    Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award were acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for other foreign currencies, the exchange rate as selected by the Committee on the date of exercise.

ARTICLE 8

CHANGES IN CAPITAL STRUCTURE

8.1    Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the number of Shares or the price of a Share, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per Share for any outstanding Awards under the Plan.

8.2    Corporate Transactions. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Committee may, in its sole discretion, provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Committee shall determine, or (ii) the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award, then such Award may be terminated by the Company without payment), or (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

8.3    Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Section 8, the Committee may, in its absolute discretion, make such adjustments in the number and class of Shares subject to Awards outstanding on the date on which such change occurs and in such other terms of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

8.4    No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of Shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 9

ADMINISTRATION

9.1    Committee. Prior to the Trading Date, the Plan shall be administered by the Board. On and after the Trading Date, the Plan shall be administered by the compensation committee of the Board, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as “Non-Employee Directors” within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and as “independent directors” as defined in the Listing Rules of the Nasdaq Stock Market or the applicable corporate governance rules of the relevant stock exchange. Any grant or amendment of Awards to any Committee member shall then require an affirmative vote of a majority of the Board members who are not on the Committee. Notwithstanding the foregoing, the compensation committee of the Board may delegate authority, subject to all Applicable Laws, to any person to take such ministerial actions as may be necessary to implement the compensation committee’s administration of the Plan. “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable laws of the Cayman Islands and any applicable stock exchange rules or regulations, as these may be in effect from time to time.

9.2    Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members of the Committee present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

9.3    Authority of the Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)    designate Participants to receive Awards;

(b)    determine the type or types of Awards to be granted to each Participant;

(c)    determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)    determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e)    determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)    prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)    decide all other matters that must be determined in connection with an Award;

(h)    establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)    interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j)    make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

9.4    Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 10

EFFECTIVE AND EXPIRATION DATE

10.1    Effective Date. This Plan shall become effective on the date on which the Plan is approved by the shareholders of the Company according to its Memorandum of Association and Articles of Association (the “Effective Date”).

10.2    Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 11

AMENDMENT, MODIFICATION, AND TERMINATION

11.1    Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 10), (ii) permits the Committee to extend the term of the Plan, or (iii) results in a material increase in benefits or a change in eligibility requirements.

11.2    Awards Previously Granted. Except with respect to amendments made pursuant to Section 11.1, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 12

GENERAL PROVISIONS

12.1    Lock-Up Period. A Participant shall agree that, if so requested by the Company in connection with any registration of the offering of any securities of the Company under the Securities Act or any applicable United States state laws, the Participant shall not sell or otherwise transfer any Shares or other securities of the Company during the Market Standoff Period. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period and these restrictions shall be binding on any transferee of such Shares. Notwithstanding the foregoing, the Market Standoff Period may be extended for up to such number of additional days as is deemed necessary by the Company.

12.2    No Rights to Awards. No Participant, Employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, Employees, and other persons uniformly.

12.3    No Shareholders Rights. No Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

12.4    Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

12.5    No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employment or services of any Service Recipient.

12.6    Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.7    Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.8    Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

12.9    Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

12.10    Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12.11    Fractional Shares. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

12.12    Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by the Applicable Laws, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

12.13    Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

12.14    Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

12.15    Section 409A. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

12.16    Appendices. The Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with Applicable Laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitation contained in Section 3.1 of the Plan without the approval of the Board.